

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

C. Geoffrey Hampson
Chief Executive Officer
Live Current Media Inc.
375 Water Street, Suite 645
Vancouver, British Columbia V6B5C6, Canada

      Re: **Live Current Media Inc.**
                  Form 10-K for the Fiscal Year Ended December 31, 2009
                  Filed March 29, 2010
                  File No. 0-29929

Dear Mr. Hampson:

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  H. Christopher Owings
                  Assistant Director